UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9124W104

(CUSIP Number)

JD.com, Inc.

10th Floor, Building A, North Star Century Center

No. 8 Beichen West Street

Chaoyang District, Beijing 100101

The People's Republic of China

+86 10 5895-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9124W104	Page	2	of	18	Pages

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 78,061,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,061,780 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,061,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.9% (1)
14	Type of Reporting Person (See Instructions) HC

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of May 22, 2015, which was 280,011,354, consisting of 175,526,210 Class A Shares and 104,485,144 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	G9124W104	Page	3	of	18	Pages

1	Names of Reporting Persons JD.com E-Commerce (Technology) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,436,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,436,780 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4% (1)
14	Type of Reporting Person (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of May 22, 2015, which was 280,011,354, consisting of 175,526,210 Class A Shares and 104,485,144 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	G9124W104	Page	4	of	18	Pages

1	Names of Reporting Persons JD.com E-commerce (Investment) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,436,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,436,780 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4% (1)
14	Type of Reporting Person (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of May 22, 2015, which was 280,011,354, consisting of 175,526,210 Class A Shares and 104,485,144 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	G9124W104	Page	5	of	18	Pages

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 65,625,000 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,625,000 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,625,000 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.4% (1)
14	Type of Reporting Person (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of May 22, 2015, which was 280,011,354, consisting of 175,526,210 Class A Shares and 104,485,144 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	G9124W104	Page	6	of	18	Pages

1	Names of Reporting Persons Fabulous Jade Global Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 65,625,000 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,625,000 Class A ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,625,000 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.4% (1)
14	Type of Reporting Person (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of May 22, 2015, which was 280,011,354, consisting of 175,526,210 Class A Shares and 104,485,144 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	G9124W104	Page	7	of	18	Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2015 (the “Original Schedule 13D,” together with the Amendment No. 1, the “Statement”), which relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Shares, are listed on the NASDAQ Global Market under the symbol “TOUR.” The Reporting Persons (as defined below), however, only beneficially own Class A Shares.

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares (the “Class B Shares,” and together with the Class A Shares, the “Ordinary Shares”). Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to ten votes per share. Holders of Class A Shares and Class B Shares vote together as one class on all matters that require a shareholders’ vote. Each Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstance.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment No. 1 is being filed by the following:

(i)                    JD.com, Inc., a Cayman Islands company (“JD”);

(ii)                 JD.com E-Commerce (Technology) Hong Kong Corporation Limited, a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of JD (“JD Technology”);

(iii)              JD.com E-commerce (Investment) Hong Kong Corporation Limited, a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of JD Technology and therefore an indirect wholly-owned subsidiary of JD (“JD Investment HK”);

(iv)             JD.com Investment Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD (“JD Investment BVI”); and

(v)                Fabulous Jade Global Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD Investment BVI (“Fabulous Jade”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP No.	G9124W104	Page	8	of	18	Pages

JD is the leading online direct sales company in China and its American depositary shares have been listed on the NASDAQ Global Select Market under the symbol “JD.” The address of JD’s principal office is 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

JD Technology is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Technology is 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong.

JD Investment HK is a direct wholly-owned subsidiary of JD Technology and therefore an indirect wholly-owned subsidiary of JD. JD Investment HK is principally engaged in the business of holding securities in portfolio companies in which JD invests. The registered office of JD Investment HK is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong.

JD Investment BVI is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Investment BVI is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Fabulous Jade is a direct wholly-owned subsidiary of JD Investment BVI and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of Fabulous Jade is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on May 29, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.4.

Item 3. Source and Amount of Funds or Other Consideration.

On May 8, 2015, Fabulous Jade entered into a Share Subscription Agreement with the Issuer, a copy of which is attached hereto as Exhibit 99.5 (the “2015 Share Subscription Agreement”), and JD entered into a Business Cooperation Agreement with the Issuer, a copy of which is attached hereto as Exhibit 99.6 (the “Business Cooperation Agreement”). The description of the 2015 Share Subscription Agreement and the Business Cooperation Agreement contained herein is qualified in its entirety by reference to Exhibit 99.5 and Exhibit 99.6, respectively, which are incorporated herein by reference.

CUSIP No.	G9124W104	Page	9	of	18	Pages

Pursuant to the 2015 Share Subscription Agreement, the Issuer issued to Fabulous Jade 65,625,000 Class A Shares (the “2015 Subscription Shares”)  at a subscription price of US$350,000,000, consisting of US$250,000,000 in cash (the “Cash Consideration”) and contribution of certain business resources as outlined in the Business Cooperation Agreement valued at US$100,000,000 at the time  (the “Business Resources”), at a closing that occurred on May 22, 2015 (the “Closing Date”).

Fabulous Jade used the working capital of JD, its parent holding company, to fund the Cash Consideration, and used the Business Resources contributed by JD for the rest of the total consideration for the 2015 Subscription Shares.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Amendment No. 1 is being filed in connection with the acquisition of Class A Shares by Fabulous Jade pursuant to the 2015 Share Subscription Agreement. As a result of the transactions described in this Amendment No. 1 and the Original Schedule 13D, JD beneficially owned approximately 27.9% of the Issuer’s outstanding Ordinary Shares on the Closing Date, which have taken into account the 2015 Subscription Shares and the Ordinary Shares issued to other persons in other transactions that were closed on the same day. The Reporting Persons acquired the 2015 Subscription Shares for investment purposes.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No.	G9124W104	Page	10	of	18	Pages

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)                            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)                            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)                             A sale or transfer of a material amount of assets of the Issuer,

(d)                            Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                             Any material change in the present capitalization or dividend policy of the Issuer,

(f)                              Any other material change in the Issuer’s business or corporate structure,

(g)                             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)                            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                                A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                               Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 are hereby incorporated by reference in this Item 5.

Pursuant to the 2015 Share Subscription Agreement, on the Closing Date, Fabulous Jade acquired and was deemed to beneficially own 65,625,000 Class A Shares, representing 37.4% of the Issuer’s outstanding Class A Shares, or 23.4% of the Issuer’s outstanding Ordinary Shares, or 5.4% of total voting power.

CUSIP No.	G9124W104	Page	11	of	18	Pages

JD Investment BVI is the sole shareholder of Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD Investment BVI may be deemed to beneficially own all of the 2015 Subscription Shares of the Issuer held by Fabulous Jade.

JD is the sole shareholder of JD Investment BVI and therefore indirectly owns all the outstanding shares of Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the 2015 Subscription Shares of the Issuer held by Fabulous Jade.

The 78,061,780 Shares beneficially owned by JD comprise (i) 65,625,000 Class A Shares held by Fabulous Jade as described above, and (ii) 12,436,780 Class A Shares held by JD Investment HK as described in the Original Schedule 13D, and represent 44.5% of the Issuer’s outstanding Class A Shares, or 27.9% of the Issuer’s outstanding Ordinary Shares, or 6.4% of total voting power. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 280,011,354 Ordinary Shares outstanding as of the Closing Date, consisting of 175,526,210 Class A Shares and 104,485,144 Class B Shares after the issuance of  the 2015 Subscription Shares contemplated in the 2015 Share Subscription Agreement and the Ordinary Shares issued to other persons in other transactions closed on the same day, and excluding the Class A Shares issued to the depositary bank of the Issuer under reservation for future grants pursuant to the Issuer’s awards under its share incentive plan, as reported to the Reporting Persons by the Issuer.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 6.4% of the total voting power of the outstanding Ordinary Shares of the Issuer as of the Closing Date. The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as of the Closing Date. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person identified in Schedule A hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

CUSIP No.	G9124W104	Page	12	of	18	Pages

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

2015 Share Subscription Agreement

Fabulous Jade entered into the 2015 Share Subscription Agreement with the Issuer on May 8, 2015. Pursuant to the 2015 Share Subscription Agreement, the Issuer issued to Fabulous Jade the 2015 Subscription Shares at a total subscription price of US$350,000,000, consisting of the Cash Consideration in an amount of US$250,000,000 and the Business Resources valued at US$100,000,000 at the time, on the Closing Date.

Lock-up restriction. Pursuant to the 2015 Share Subscription Agreement, Fabulous Jade has agreed to not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the 2015 Subscription Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the 2015 Subscription Shares, until six months after the Closing Date.

The 2015 Share Subscription Agreement contains customary representations, warranties and indemnities from each of Fabulous Jade and the Issuer for a transaction of this nature.

The foregoing description of the 2015 Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the 2015 Share Subscription Agreement. A copy of the Share Subscription Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Business Cooperation Agreement

JD entered into a Business Cooperation Agreement with the Issuer on May 8, 2015. The Business Cooperation Agreement became effective on the Closing Date, and the term of the business cooperation contemplated thereunder is five years from the earlier of (i) three months from date when the Business Cooperation Agreement was signed, and (ii) the date when the Issuer enters the relevant JD Travel channels, and may be extended by mutual agreement.

Business cooperation. Pursuant to the Business Cooperation Agreement, JD has granted to the Issuer an exclusive right to operate certain leisure tour channels under JD Travel channel, which includes visa, holiday, sightseeing, car rental, train tickets and cruise, and agreed to transfer certain JD employees for such businesses to the Issuer and provide traffic, technical, big data and technology infrastructure support for such businesses. JD has also agreed to open the flight and hotel channels under JD Travel channel to the Issuer on a non-exclusive basis, allowing the Issuer to be the preferred partner for such flight and hotel businesses.

CUSIP No.	G9124W104	Page	13	of	18	Pages

Non-compete. During the period of business cooperation, JD has agreed not to engage in the business of visa, holiday, sightseeing, car rental, train tickets and cruise in mainland China, or control entities or enterprises that engage in such businesses, nor shall JD allow any third-party merchants other than the Issuer to operate such businesses on its platform.

The foregoing description of the Business Cooperation Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Cooperation Agreement. A copy of the Business Cooperation Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Investor Rights Agreement

Fabulous Jade entered into an Investor Rights Agreement with the Issuer on the Closing Date. Pursuant to the Investor Rights Agreement, Fabulous Jade has received certain board representation rights and registration rights, a brief summary of which is set forth below:

Board representation. Fabulous Jade is entitled to appoint one director on the board of directors of the Issuer, as long as Fabulous Jade and its affiliates hold (i) no less than 80% of the Class A Shares they held immediately after the Closing contemplated by the 2015 Share Subscription Agreement, or (ii) no less than 15% of the then issued and outstanding share capital of the Issuer on a fully diluted basis. The director appointed by Fabulous Jade is entitled to serve on the compensation committee and the nominating and corporate governance committee of the board of the Issuer, unless a majority of the board determines in good faith that such service on the committee would violate any applicable law or result in the Issuer not be in full compliance with the applicable stock exchange requirements without seeking exemptions. If at any time the director appointed by Fabulous Jade is not a member of such committee, such director has the right, as a non-voting observer, to attend all meetings of and observe all deliberations of any such committee.

Demand registration rights. Registrable securities refer to all of the Ordinary Shares owned by Fabulous Jade and its affiliates. Holders of at least 30% of the registrable securities then outstanding have the right to demand that the Issuer file a registration statement with an anticipated aggregate offering price (before deduction of underwriting discounts, commissions and expenses) of at least $7,500,000. However,  the Issuer is obligated to effect only three demand registrations for Fabulous Jade. Also, the Issuer is not obligated to effect any demand registration during the period starting with the date that is 90 days prior to the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a registration subject to piggyback registration.

Piggyback registration rights. If the Issuer proposes to file a registration statement for a public offering of its securities other than a registration statement relating to any employee benefit plan or certain other exceptions, the Issuer must offer holders of its registrable securities an opportunity to include in the registration all or any part of their registrable securities.

Form F-3 or S-3 registration rights. Holders of no less than 30% of the registrable securities then outstanding have the right to request the Issuer to effect registration statements on Form F-3 or S-3. However, the Issuer is not obligated to effect any such registration, if the aggregate price to the public (after the deduction of any underwriters’ discounts or commissions) will be less than US$2.0 million or the Issuer has already effected two registrations on Form F-3 or S-3 within the 12-month period preceding the request.

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Expenses of obligations. The Issuer will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable fees and disbursements of one counsel for the selling holders selected by them with the approval of the Issuer, but excluding underwriting discounts and commissions and ADS issuance and stock transfer taxes and fees.

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement. A copy of the Investor Rights Agreement is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated January 7, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited and JD.com E-commerce (Investment) Hong Kong Corporation Limited

99.2*

Share Subscription Agreement, dated December 15, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Dragon Rabbit Capital Limited and Verne Capital Limited

99.3*	Observation Right Agreement, dated December 31, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited and Unicorn Riches Limited

99.4

Joint Filing Agreement, dated May 29, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Fabulous Jade Global Limited

99.5	Share Subscription Agreement, dated May 8, 2015, between Tuniu Corporation and Fabulous Jade Global Limited

99.6	Business Cooperation Agreement, dated May 8, 2015, between Tuniu Corporation and JD.com, Inc.

99.7	Investor Rights Agreement, dated May 22, 2015, between Tuniu Corporation and Fabulous Jade Global Limited

* filed with the Original Schedule 13D.

CUSIP No.	G9124W104	Page	15	of	18	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2015	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com E-Commerce (Technology) Hong Kong Corporation Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

JD.com E-commerce (Investment) Hong Kong Corporation Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

JD.com Investment Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

Fabulous Jade Global Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

CUSIP No.	G9124W104	Page	16	of	18	Pages

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Chairman of the Board	*	P.R. China
Martin Chi Ping Lau	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)
Ming Huang	Director	Professor of finance at China Europe International Business School	United States
Louis T. Hsieh	Director	Chief financial officer of New Oriental Education & Technology Group Inc.	United States
David Daokui Li	Director	Professor of the School of Economics and Management of Tsinghua University	P.R. China
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China
Haoyu Shen	Chief Executive Officer of JD Mall	*	P.R. China
Ye Lan	Chief Marketing Officer	*	P.R. China
Yu Long	Chief Human Resources Officer and General Counsel	*	P.R. China
Sidney Xuande Huang	Chief Financial Officer	*	United States
Shengqiang Chen	Chief Executive Officer of Internet Finance	*	P.R. China

* The principal occupation is the same as his/her position with JD.

CUSIP No.	G9124W104	Page	17	of	18	Pages

Directors and Executive Officers of JD Technology

The names of the directors and the names and titles of the executive officers of JD Technology and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Technology	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China

Executive Officers:
N/A

Directors and Executive Officers of JD Investment HK

The names of the directors and the names and titles of the executive officers of JD Investment HK and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Investment HK	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China

Executive Officers:
N/A

CUSIP No.	G9124W104	Page	18	of	18	Pages

Directors and Executive Officers of JD Investment BVI

The names of the directors and the names and titles of the executive officers of JD Investment BVI and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Investment BVI	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China

Executive Officers:
N/A

Directors and Executive Officers of Fabulous Jade

The names of the directors and the names and titles of the executive officers of Fabulous Jade and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with Fabulous Jade	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China

Executive Officers:
N/A